Exhibit (a)(viii)

              FORM OF E-MAIL REMINDER ABOUT EXPIRATION OF OFFER

      This is a reminder that if you wish to exchange any of your eligible options pursuant to our Offer to Exchange Certain Outstanding Options for New Options dated October 23, 2002 (the "Offer"), you must submit your properly completed Election Form via fax or hand delivery (e-mail is not sufficient) for receipt by 5:00 p.m., Pacific Time, on November 21, 2002 (the "Expiration Date") to:

            The 3DO Company
            Human Resources Department
            Attention: Gina Caruso
            200 Cardinal Way
            Redwood City, CA 94063
            Ph:  (650) 385-2654
            Fax: (650) 385-3120

      This is a firm deadline. If your Election Form is received after this time, it will not be accepted. We urge you to respond early to avoid any last minute problems.

      If you have already submitted an Election Form, your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer. To change your election, you must submit a new Election Form prior to the Expiration Date per the procedures set forth in the Offer.